August 6, 2020

Kunal K. Singh
President and Chief Executive Officer
J.P. Morgan Chase Commercial Mortgage Securities Corp.
60 Wall Street
New York, NY 10260-0066

       Re:    Benchmark 2019-B11 Mortgage Trust
              Form 10-K
              Filed March 17, 2020
              File No. 333-226123-03

Dear Mr. Singh:

       We have reviewed your filing and have the following comment.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K
Exhibits
1. There is a lack of clarity as to whether Exhibit 34.30 and Exhibit 33.30 (Park Bridge Lending
   Services LLC) refer to the same platform. Please clarify whether the platform to which the assessment and attestation relate are the same.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Kalish at 202-551-7361 or me at (202) 551-3850 if you have any questions.
                                                         Sincerely,

                                                           /s/ Katherine Hsu

                                                           Katherine Hsu
                                                           Office Chief
                                                           Office of Structured
Finance